SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayers ID (CNPJ) 00.108.786/0001-65

Corporate Registry 35.300.177.240

Publicly-Held Company Rua Verbo Divino nº 1.356 - 1º andar, São Paulo-SP

MATERIAL FACT

NET Serviços de Comunicação S.A. (“NET”) in accordance with Paragraph 4 of Article 157 of Law 6404/76 and CVM Instruction 358/02, hereby informs its shareholders, the market and other stakeholders that, on this date, it became aware of a Material Fact published by Embratel Participações S.A. ("Embrapar”), in which Embrapar informed the market that its subsidiary, Empresa Brasileira de Telecomunicações S.A. – EMBRATEL (“Embratel”),  publicly held company with head offices in Rio de Janeiro at Av. Presidente Vargas nº1012, Center, inscribed in the Corporate Taxpayers Register (CNPJ/MF) under number 33.530.486/0001-29, will republish a Notice of a voluntary tender public offer to acquire one hundred percent (100%) of the preferred shares issued by NET (excluding those held by Embrapar).

NET recommends that its shareholders familiarize themselves with both the aforementioned Material Fact and Notice, as well as other documents related to the voluntary tender public offer, which, according to Embrapar, will be sent to NET, and once received, will be disclosed to the Company’s shareholders.

São Paulo, August 19, 2010.

José Antônio Guaraldi Félix

CEO

NET Serviços de Comunicação S.A.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 19, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.